UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
   ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☑ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
I-PASS Patient Safety Institute, Inc.

Legal status of issuer

   Form
   Corporation

   Jurisdiction of Incorporation/Organization
   Delaware

   Date of organization
   April 22, 2016

Physical address of issuer
161 Worcester Road, Suite 402, Framingham, MA 01701

Website of issuer
https://ipassinstitute.com/

Current number of employees
3

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$272,885.00	$1,132,328.00
Cash & Cash Equivalents	$133,747.00	$1,072,883.00
Accounts Receivable	$5,000.00	$0.00
Short-term Debt	$0.00	$201,844.00
Long-term Debt	$0.00	$0.00
Revenues/Sales	$232,804.00	$0.00
Cost of Goods Sold	$152,547.00	$2,167.00
Taxes Paid	$0.00	$0.00
Net Income	-$972,414.00	-$675,094.00


April 25, 2018

FORM C-AR

I-PASS Patient Safety Institute, Inc.




This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C-AR) is being furnished by I-PASS Patient Safety Institute, Inc., a Delaware Corporation (the "Company," as well as references to "we," "us," or "our") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("SEC").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at https://ipassinstitute.com/ no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C-AR is April 25, 2018.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

Forward Looking Statement Disclosure

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Table of Contents

About this Form C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto.

I-PASS Patient Safety Institute, Inc. (the "Company") is a Delaware Corporation, formed on April 22, 2016.

The Company is located at 161 Worcester Road, Suite 402, Framingham, MA 01701.

The Company's website is https://ipassinstitute.com/.

The information available on or through our website is not a part of this Form C-AR.

The Business
The I-PASS Patient Safety Institute (the "I-PASS Institute") provides hospitals with implementation tools in the form of several software as a service (SaaS) solutions, and customized training and expert consultation to facilitate adoption of I-PASS, and ensure long-term sustainment. With our program, hospitals can implement I-PASS using a fraction of the time and resources they would spend doing it themselves.

I-PASS is a package of interventions that has been created over the years from the various studies, building on the original I-PASS mnemonic (a pattern of letters acting as a memory aide) and a series of complementary interventions designed to improve patterns of hospital communication.

To drive significant changes in patient safety, I-PASS needs to be systematically adopted and used daily by health care professionals in their written and oral communications. We work with hospitals to create a customized program to ensure adoption and long-term sustainment of I-PASS. I-PASS can be implemented in individual departments, but for the greatest benefit, it should be adopted throughout an entire institution. We work with institutions to develop an implementation plan that best meets the hospital's / department's goals.

RISK FACTORS

Risks Related to the Company's Business and Industry

Sales of our product licenses and the related revenue from those sales require significant time and effort and are therefore difficult to predict accurately. This unpredictability in the timing or amount of our receipt of revenue may cause our results of operations to vary considerably.
Our direct sales force's efforts to attract new customers require substantial time and effort, and we cannot assure you that we will be successful in establishing new relationships or maintaining or advancing our current relationships. Further, many of our customers typically require one or more internal levels of approval before they can purchase our products and services. As a result, during our sales efforts, we must identify multiple people involved in the purchasing decision and devote a sufficient amount of time to presenting our products and services to those individuals. The breadth of our offerings often requires us to spend substantial time and effort assisting potential customers in evaluating our products and services, including providing demonstrations. This process can be costly and time consuming, and we often do not know if any given sales efforts will be successful until the latter stages of those efforts. Additionally, if we

are unable to forecast market demand and conditions, we may not be able to expand our sales efforts at appropriate times and our revenue and related results of operations could be materially adversely affected.

Our failure to successfully develop, market or sell our products or adopt new technology platforms could materially adversely affect our results of operations and financial condition.
The introduction of new products or updated versions of existing products has inherent risks, including, but not limited to, risks concerning: our customers choosing to adopt I-PASS, and engage us to support their adoption; product quality, including the possibility of software defects, which could result in the inability to sell our products; marketing effectiveness; and the accuracy of research or assumptions about the nature and extent of customer demand. We may need to adopt newer technology platforms for our enterprise software products as older technologies become obsolete. We cannot assure you that we will be successful in making the transition to new technology platforms for our products in the future. We may be unable to adapt to the new technology, may encounter errors resulting from a significant rewrite of the software code for our products or may be unable to complete the transition in a timely manner.

I-PASS can be implemented by hospitals on their own, or hospitals may choose to not implement any handoff system.
The I-PASS program can be implemented by a hospital on their own, and certain I-PASS implementation materials are available for free download on the internet. Accordingly, potential customers may choose to try to implement I-PASS without the assistance of I-PASS Institute's software or professional services. Additionally, hospitals may choose to not implement any formalized handoff system.

Our future revenue depends in part on our installed user base continuing to purchase new software licenses, and to renew initial agreements or purchase additional professional services. If then-existing customers do not continue, or expand, the use of our products or services our results of operations could be materially adversely affected.
The success of a portion of our strategic plan depends on our ability to satisfy our customers and see our customers continue to use our products. In future periods, then-existing customers may not decide to renew their contract for additional periods or other services. In the future, if we are not able to maintain a meaningful level of renewals of our then-existing customer contracts, our revenue and related results of operations could be materially adversely affected.

We depend on the services of key personnel to execute our business strategy. If we lose the services of our key personnel or are unable to attract and retain other qualified personnel, we may be unable to operate our business effectively,

We believe that the future success of our business depends on the services of a number of key management and operating personnel, including, in particular, certain of our founders. Some of these founders have strong relationships with existing and potential customers and our business may be harmed if those persons leave us. In addition, our ability to manage our growth depends, in part, on our ability to identify, hire and retain additional qualified employees. Further, we may be unable to attract and retain suitably qualified individuals, or maybe required to pay increased compensation in order to do so. If we are unsuccessful in attracting and retaining these key management and operating personnel, our ability to operate our business effectively could be negatively impacted and our business, operating results and financial condition would be materially adversely affected.

If we are unable to meet minimum future revenue requirements, we may not be able to maintain exclusivity of our licensed trademark.
Additionally, we are required to achieve certain minimum levels of sales to maintain exclusivity to the I-PASS service mark that we have licensed from Boston Children's Hospital, if we are unable to achieve such revenue levels, we may lose exclusivity to that license, which could impair our business, and our operating results and financial condition could be materially adversely affected.

If we are unable to protect our intellectual property and proprietary rights, our competitive position and our business could be materially adversely affected.
We regard the protection of our developed technologies and intellectual property rights as an important element of our business operations and as crucial to our success. Unauthorized use of our intellectual property and proprietary rights may reduce our revenue, devalue our brands and property and harm our reputation. We rely primarily on a combination of patent laws, trademark laws, copyright laws, trade secrets, confidentiality procedures and contractual provisions to protect our proprietary technology. We generally require our employees, consultants and advisors to enter into confidentiality agreements. These agreements provide that all confidential information developed or made known to the individual during the course of the individual's relationship with us is to be kept confidential and not disclosed to third parties except under specific circumstances.

The laws in the United States and elsewhere change rapidly, and any future changes could materially adversely affect us and our intellectual property. Monitoring unauthorized use of our intellectual property is difficult and costly. Our efforts to protect our proprietary rights may not be adequate to prevent misappropriation of our intellectual property.

Further, we may not be able to detect unauthorized use of, or take appropriate steps to enforce, our intellectual property rights. We may in the future need to initiate infringement claims or litigation. Litigation, whether we are a plaintiff or a defendant, can be expensive, time-consuming and may divert the efforts of our technical staff and managerial personnel, which could harm our business, whether or not such litigation results in a determination favorable to us. In addition, litigation is inherently uncertain, and thus we may not be able to stop our others from infringing upon our intellectual property rights.

We operate in an industry with intellectual property litigation. Claims of infringement against us could materially adversely affect our business, operating results and financial condition.
Our success depends, in part, upon us and our customers not infringing upon intellectual property rights owned by others and being able to resolve claims of intellectual property infringement without major financial expenditures or adverse consequences. The technology industry generally is characterized by extensive intellectual property litigation. Many participants that own, or claim to own, intellectual property historically have aggressively asserted their rights. Many of our contracts provide our customers or partners with indemnification with respect to their use of our intellectual property. We cannot predict whether any existing or future third party

intellectual property rights would require us to alter our technologies, obtain licenses or cease certain activities.

Future litigation may be necessary to defend ourselves, our customers or our partners by determining the scope, enforceability and validity of third party proprietary rights or to establish our proprietary rights. Regardless of whether claims that we are infringing patents or other intellectual property rights have any merit, these claims are time-consuming and costly to evaluate and defend and could: adversely affect our relationships with our current or future customers or partners; cause delays or stoppages in providing new sales of our products; divert management's attention and resources; require technology changes that would cause us to incur substantial cost; subject us to significant liabilities; and require us to cease certain activities. If any of these events were to occur, they could materially alter our product offerings and our business, operating results and financial condition could be materially adversely affected.

If we are unable to expand our presence outside of the United States, it could have a material adverse effect on our business, operating results and financial condition.
Our initial focus is on the United States market. If we are unable to expand, or alter our operations and our product offerings to meet demands of markets outside of the United States, or if the costs to expend our operations outside of the United States are excessive, our business, operating and financial condition could be materially adversely affected.

We may need to raise additional funds to support our business operations or to finance future acquisitions, including through the issuance of equity or debt securities, which could have a material adverse effect on our ability to grow our business.
If we do not generate sufficient cash from operations or do not otherwise have sufficient cash and cash equivalents to support our business operations or to finance future acquisitions, we may need to issue debt or equity, if prevailing market conditions are favorable. We may not be able to raise cash on terms acceptable to us or at all. Financings, if available, may be on terms that are dilutive to our shareholders, and the prices at which new investors would be willing to purchase our securities may be lower than the current price of our common shares. The holders of new securities may also receive rights, preferences or privileges that are senior to those of existing holders of our common shares. If new sources of financing are required but are insufficient or unavailable, we would be required to modify our plans to the extent of available funding, which could harm our ability to grow our business. We may have to, or choose to, seek loans from financial institutions. Typical loan agreements might contain restrictive covenants that may impair our operating flexibility. A default under any loan agreement could result in a charging order that would have a material adverse effect on our business, results of operations or financial condition.

Our business and products are dependent on the availability, integrity and security of our and other third party information technology systems.
Our, and certain of our third-party partners', information technology (IT) systems, including telecommunications, and related software applications are integral to our business. We rely on controls and systems to ensure data integrity of critical business information. Lack of data integrity could create inaccuracies and hinder our ability to perform meaningful business analysis and make informed business decisions. A number of websites have been subject to denial of service attacks, where a website is bombarded with information requests eventually causing the

website to overload, resulting in a delay or disruption of service. Also, there is a growing trend of advanced persistent threats being launched by organized and coordinated groups against corporate networks to breach security for malicious purposes. If successful, any of these events could damage our computer or telecommunications systems or those of our customers and could disrupt or prevent us from providing timely maintenance services for our products. Computer programmers and hackers also may be able to develop and deploy viruses, worms and other malicious software programs that attack our products or otherwise exploit any security vulnerabilities of our products. The costs to us to eliminate or alleviate security problems, bugs, viruses, worms, malicious software programs and security vulnerabilities could be significant, and the efforts to address these problems could result in interruptions, delays, cessation of service and loss of existing or potential customers and may impede our sales, distribution and other critical functions.

Despite network security, disaster recovery and systems management measures in place, we may encounter unexpected general systems outages or failures that may affect our ability to conduct research and development, provide maintenance services for our products, manage our contractual arrangements, accurately and efficiently maintain our books and records, record our transactions, provide critical information to our management and prepare our financial statements. Additionally, these unexpected systems outages or failures may require additional personnel and financial resources, disrupt our business or cause delays in the reporting of our financial results.

We could be subject to potential product liability claims and third-party litigation related to our products and services, which could materially adversely affect our operating results and financial condition.

Limitation of liability provisions included in our license agreements may not sufficiently protect us from product liability claims because of limitations in existing or future laws or unfavorable judicial decisions. The sale and support of our products may give rise to claims in the future that may be substantial. Liability claims could require expenditure of significant time and money in litigation or payment of significant damages which could materially adversely affect our operating results and financial condition.

Our future results of operations could be materially adversely affected by unanticipated performance problems or bugs in our software product offerings.

If the software products that we offer and continue to introduce are not accepted in the marketplace, our future financial results could be materially adversely affected. Most of our products are continually being enhanced or further developed in response to general marketplace demands. Accordingly, any unanticipated performance problems or bugs that we have not been able to detect could result in additional development costs, diversion of technical and other resources from our other development efforts, negative publicity regarding us and our products, harm to our customer relationships and exposure to potential liability claims. In addition, if our products do not enjoy wide commercial success, our long-term business strategy could be affected, which could materially adversely affect our business, operating results and financial condition.

Our business could be adversely affected by the loss of licenses to use third-party intellectual property or the lack of support or enhancement of such software.

We currently utilize a limited number of third-party software providers for inclusion of their intellectual property in our product offerings. If such third-party intellectual property were not available from these or alternative providers, we might experience delays or increased costs in the development of our products. These third-party intellectual property licenses may not continue to be available to us on commercially reasonable terms, and the intellectual property may not continue to be appropriately supported, maintained, or enhanced by the licensors. The loss by us of the license to use, or the inability by licensors to support, maintain, and enhance any of such intellectual property, could result in increased costs or in delays or reductions in product shipments until equivalent intellectual property is developed or licensed and integrated with internally developed intellectual property. Such increased costs or delays could adversely affect our business.

Management Discretion as to Use of Resources.
Our success will be substantially dependent upon the discretion and judgment of our management team and our Board of Directors with respect to the application and allocation of our resources. We will have broad discretion in that allocation.

Control by Majority Stockholder.
I-Pass EC Holdings, LLC, a holding company owned by certain of the Company's founders, together with affiliated persons, holds approximately 58.44% of our voting stock. Therefore other investors will not be able to control the Company.

We may, but do not anticipate, paying dividends in the foreseeable future.
We do not currently pay dividends. Any future determination to declare dividends will be made at the discretion of our Board of Directors, subject to compliance with applicable laws, which may restrict or limit our ability to pay dividends, and will depend on our financial condition, operating results, capital requirements, general business conditions and other factors that our Board of Directors may deem relevant. We may, but do not anticipate, paying any dividends for the foreseeable future. As a result, a return on your investment will only occur if our share price appreciates.

Transferability and Liquidity of the Preferred Stock is not guaranteed.
The Series A Preferred Stock may be transferable in certain cases, but is subject to a right of first refusal of the Company and other shareholders, and the Series B Preferred Stock is generally not transferable pursuant to the terms of the Second Amended and Restated Stockholders Agreement entered into by each investor. No public market exists for our Preferred Stock and no market is expected to develop. The Company cannot assure liquidity through an initial public offering, nor a sale of the Company.

Projections: Forward Looking Information.
Any projections or forward looking statements regarding our anticipated financial performance are hypothetical and are based on management's best estimate of the probable results of our operations, and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond

management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan.

BUSINESS

Description of the Business

The I-PASS Patient Safety Institute (the "I-PASS Institute") provides hospitals with implementation tools in the form of several software as a service (SaaS) solutions, and customized training and expert consultation to facilitate adoption of I-PASS, and ensure long-term sustainment. With our program, hospitals can implement I-PASS using a fraction of the time and resources they would spend doing it themselves.

I-PASS is a package of interventions that has been created over the years from the various studies, building on the original I-PASS mnemonic (a pattern of letters acting as a memory aide) and a series of complementary interventions designed to improve patterns of hospital communication. To drive significant changes in patient safety, I-PASS needs to be systematically adopted and used daily by health care professionals in their written and oral communications.

We work with hospitals to create a customized program to ensure adoption and long-term sustainment of I-PASS. I-PASS can be implemented in individual departments, but for the greatest benefit, it should be adopted throughout an entire institution. We work with institutions to develop an implementation plan that best meets the hospital's / department's goals.

Business Plan

Evolution of the Company and Definition of Terms

I-PASS Patient Safety Institute, Inc. (referred to herein as "I-PASS Institute", the "Company", "us" or "we") was founded in April 2016. We were founded to commercialize and expand the use of the I-PASS Program, which was developed through several studies of "I-PASS" (also referred to herein as the "I-PASS Program").

The I-PASS Program was conceived by and developed by the "I-PASS Study Group", a group of clinicians who ultimately became the founders of the I-PASS Patient Safety Institute. The I-PASS Study Group, which is led by our six founders, includes over 150 total medical professionals, and was started in 2008 when an initial single site pilot study was conducted at Boston Children's Hospital. The I-PASS Study Group still exists today, and conducts continuing research associated with the I-PASS Program. Five of the six founders of the I-PASS Study Group are actively involved with the I-PASS Institute, including four of those five persons being members of the Board of Directors. The I-PASS Study Group does not offer commercial solutions that compete with the I-PASS Institute.

In this business plan we will always refer to the I-PASS Study Group in those words. The studies of the I-PASS Program (the "I-PASS studies") have been structured and executed in order to provide statistically valid, evidence based results.

The Company's Business

I-PASS Institute provides hospitals with implementation tools in the form of several software as a service (SaaS) solutions, and customized training and expert consultation to facilitate adoption of I-PASS, and ensure long-term sustainment. With our program, hospitals can implement I-PASS using a fraction of the time and resources they would spend doing it themselves. I-PASS Institute has an exclusive license, from Boston Children's Hospital, to use I-PASS for handoffs.

I-PASS is a package of interventions that has been created over the years from the various studies, building on the original I-PASS mnemonic (a pattern of letters acting as a memory aide) and a series of complementary interventions designed to improve patterns of hospital communication. To drive significant changes in patient safety, I-PASS needs to be systematically adopted and used daily by health care professionals in their written and oral communications.

We work with hospitals to create a customized program to ensure adoption and long-term sustainment of I-PASS. I-PASS can be implemented in individual departments, but for the greatest benefit, it should be adopted throughout an entire institution. We work with institutions to develop an implementation plan that best meets the hospital's / department's goals.

Since our inception, we have invested in the development of our SaaS product offerings and enhancing related training programs and methodologies that allow for I-PASS to be adopted more easily by hospitals. We also have invested in building our sales, marketing and project management / execution capabilities to allow us to serve more institutions. In December 2016, we entered into an exclusive trademark license with Boston Children's Hospital for the use of I-PASS in connection with handoffs in a clinical setting.

The I-PASS Patient Safety Institute, Inc. currently has 3 full time employees, and 1 independent contractor who devotes approximately three-quarters of his time to the business. Additionally, five of our six founders are actively involved with the Company, and each devotes approximately 20% of their time to the business, supporting the continued development of our product and service offerings, participating in customer deployments of our software and services, and supporting sales and marketing efforts.

Background: Communication Failure & Patient Handoffs

I-PASS is an evidence-based package of interventions created to reduce communication failures during patient handoffs. A patient handoff occurs each time there is a shift change between medical professionals, as well as when a patient is transferred from one department in a hospital to another department. An average sized hospital, based on an estimated 2 to 3 handoffs per patient, per day, will have approximately 1.6 million handoffs per year. Historically, the process for conducting high quality handoffs within health care settings has not been formally taught to doctors or nurses; they are non-standardized, and vary both within an institution and between institutions. Each handoff represents a critical moment in patient care. When an incomplete or incorrect handoff is conducted, a medical error may arise. According to a study published by the British Medical Journal in 2016, medical errors are the third leading cause of death in the United States, causing 251,000 deaths in 2013 alone.

According to the Joint Commission, an organization responsible for the accreditation of hospitals in the United States, miscommunication has consistently been identified as one of the most important root causes of medical errors. Data reported to the Joint Commission in 2016 showed that communication errors among staff was the most frequently identified contributing factor to sentinel events, the most serious of medical errors.

Medical errors are expensive, and add significant costs into the U.S. healthcare system. In a 2015 study by CRICO, an insurance program serving the Harvard Medical Community that provides medical insurance products and patient safety resources to its members, it was determined that communication was a factor in 30% of malpractice cases studied from 2009 to 2013. Those 7,149 cases that included communication errors as a contributing factor incurred $1.7 billion in losses, nearly $250,000 per case. Additionally, provider to provider communication errors are more likely than the average of communication failures studied to result in a loss, and for an amount that is larger than the average.

In a May 2017 presentation at the Pediatric Academic Societies (PAS) Meeting, data was presented regarding a random sampling of 23,000 malpractice claims from 2001 to 2011. In that analysis, it was noted that 52.0% of malpractice claims involved a communication error. In 41.4% of those cases a handover of care was involved. The researchers noted that it was possible that a handoff process and tool may have averted 83.6% of the claims. The aggregation of that data indicates that 18.0% of all malpractice cases could be averted with the use of a handoff tool, such as I-PASS. A 2010 study indicated that 2.4% of all annual healthcare spending in the United States, which equals $55.6 billion (approximately $70.8 billion in 2016 after accounting for inflation) is spent on medical liability issues. Those issues include downstream medical procedures as well as malpractice claims and related costs. Extrapolating the 18.0% against that figure results in an annual $12.7 billion potential in healthcare spending each year.

The I-PASS Study Group's initial single site pilot study was conducted at Boston Children's Hospital, and funded by CRICO. CRICO is an insurance program serving the Harvard Medical Community that provides medical insurance products and patient safety resources to it members. Several additional I-PASS studies have been conducted, and are still in progress, following that initial study. Those additional studies have involved over 50 leading hospitals in the U.S. and Canada, and included the support of the Society of Hospital Medicine, which is a professional medical society dedicated to providing exceptional care to the hospitalized patient. The total funding in these studies exceeds $7 million, and the funding for those additional studies came from several sources including federal grants from the Department of Health and Social Services (DHSS) and the Agency for Healthcare Research and Quality (AHRQ), the Patient-Centered Outcomes Research Institute (PCORI), and additional funding from CRICO.

In a large multicenter trial, implementation of I-PASS was associated with a 30 percent reduction in medical errors that harm patients (New England Journal of Medicine 2014). A successful implementation of I-PASS requires detailed milestone planning, effective staff training and robust measurement to achieve consistent and sustained changes in oral and written communication processes. I-PASS is now being successfully used, either partially or fully, by more than 60 leading hospitals in the U.S.

The successful use of I-PASS by medical professionals benefits all involved parties. Most importantly, the safety and health of the patient is improved. Additionally, medical professionals, hospitals and medical insurers benefit from avoidance of the social, psychological, and financial burdens of making errors that harm patients, as well as by enhanced reputations. The reduction of medical errors eliminates costs from the healthcare systems through both the elimination of events caused by the errors, and also through the reduction in associated malpractice claims that may derive from such a medical error.

History of the Business

The Company's Products and Services

Product / Service	Description	Current Market
I-PASS Learning	I-PASS Virtual Immersive Learning (also referred to as I-PASS Learning) is a training platform that is accessed over the internet. I-PASS Learning provides an interactive experience in which the person being trained is taken through a curriculum, and is then required to provide an actual handoff and grade themselves against required components of the I-PASS mnemonic. I-PASS Learning allows training to be conducted from any location with an internet connection and personal computer. The training can be taken at a time that works within each individual medical provider's schedule. Prior to the development of this product, medical professionals have generally been trained in small groups, requiring adjustments of normal schedules of the medical staff around defined training times, and requiring significant investment of time by hospital management and administrators.	U.S. Hospitals
I-PASS Assessment	I-PASS Assessment (formerly named Observation & Measurement) is a web-based tool that is used on the hospital floor. This product is used by one person who observes actual handoffs conducted between medical professionals. Hospitals do not measure every handoff, but rather a sampling of handoffs. Each observed handoff is graded for adherence to the elements of the I-PASS standard and the quality of information exchange, thus allowing the hospital to assess the quality of each handoff, and to measure the collective use of I-PASS by its staff over time. In addition, these observations are meant to provide feedback to the learner to promote effective use of the technique. The I-PASS studies have found that observation and measurement of handoffs is a critical element to achieving improved patient safety results. I-PASS Observation & Measurement is used to provide not only the specifics on a handoff, but also has been built to allow for comparisons of departments or units within a hospital, the totality of the hospital, and comparisons of performance of one hospital with another. When comparing a department or hospital to another hospital, the comparative data are aggregated and deidentified. Access to this information is valuable to the hospital administration team, allowing it to evaluate its staff relative to this important safety patient initiative.	U.S. Hospitals

I-PASS Professional Services	Our professional services offering include expert consulting provided by our founders and other providers who are independent contractors to us. Through their work on the various I-PASS studies, this group of medical professionals (also referred to as "Mentors") has gained expertise in how to implement I-PASS in a hospital, including all facets of the implementation, from training to the more complicated aspects of garnering institutional support and enabling cultural changes. We also provide other professional services associated with the setup and implementation of our products within a hospital.	U.S. Hospitals
I-PASS EHR Integration Services	An important part of the communication between medical professionals is the written portion of a handoff. Leading electronic health record (EHR) systems such as Epic and Cerner contain limited I-PASS templates as a part of the EHR. These templates are a good start in collecting data and using those data in a handoff, but each hospital and often each department within any given hospital have their own workflow that requires the I-PASS template to be configured to their needs. Our experience allows us to assist hospitals with their needs in a number of ways. First, our medical professionals are able to leverage their experience to provide professional services to a hospital to allow blueprints and existing templates to allow a hospital's information technology staff to configure enhanced I-PASS templates. We also partner with other third party providers who have applications that address written handoffs, these third-party solutions may or may not integrate to a hospital's EHR, again depending on the preference of each hospital.	U.S. Hospitals

We perform ongoing updates to our SaaS products, including additional content, as well as additional features and functionality. We are initially pursuing the U.S. hospital market. Within that market, our larger opportunities are directed at large academic medical centers, and our offerings are applicable to nearly all hospitals with inpatient services. We sell to hospitals through a direct sales approach. Our software services are accessed by customers through internet access, and our professional services are delivered both on-premise and through telephonic and web-based meetings.

Competition
The I-PASS studies have been structured and executed in order to provide statistically valid, evidence-based results. I-PASS is the only program that we are aware of that offers such results. We have built the I-PASS Institute's product and service offerings based on these findings, and we are not aware of any other communication standards that measure up to such rigor. .

Hospitals may elect to try to implement the I-PASS program on their own, using their own staff and other resources to do so. A recent publication documenting the implementation of I-PASS at a large academic medical center noted that the adoption required major cultural change. Additionally, the article noted that assuring consistent and sustained adoption across all services is more challenging, requiring adaptation of the basic I-PASS structure to individual hospital needs and workflows.

Supply Chain and Customer Base
The I-PASS Institute has developed several proprietary SaaS product offerings to allow hospitals to implement I-PASS more effectively than they could on their own. Our SaaS product offerings are sold on a subscription basis, based on the size of our customer, as measured by a number of factors, including the number of medical professionals being trained, and the size of the hospital or department being implemented. Our product and service offerings are most effective when purchased and implemented collectively by our customers, but we may from time to time sell a customer a subset of our products or services. Our current SaaS offerings, I-PASS Virtual Immersive Learning and I-PASS Observation & Measurement do not collect any confidential patient information, and do not require any integration to a hospital's existing electronic health records systems.

We believe that there are a number of market forces and operating requirements that will continue to push hospitals to adopt I-PASS. Every hospital has a need to continually train their staff, whether that is due to the growth of the hospital, churn of its existing staff, or the annual class of new residents. We believe that many hospitals see, or will see, our I-PASS offerings as a way to leverage their stretched internal resources to train their staff. We are initially pursuing the U.S. hospital market. Within that market, our larger opportunities are directed at large academic medical centers, and our offerings are applicable to nearly all hospitals with inpatient services. The initial studies of I-PASS related to communication between healthcare professionals, and those studies have been primarily in the U.S. Notwithstanding the location of the I-PASS studies, the use and value of I-PASS is equally valid worldwide, and we plan to pursue markets outside of the U.S.

Intellectual Property

Trademarks

Application or Registration #	Goods / Services	Mark	File Date	Registration Date	Country
5312477	Classes 16, 35 and 42 in Healthcare as further described in the Trademark Registration	I-PASS	January 27, 2016	October 17, 2017	United States

We have entered into an exclusive trademark license agreement with Boston Children's Hospital in December 2016 for the use of the I-PASS trademark in connection with handoffs in a clinical setting. The Company has the exclusive right to use the trademark for an initial period of 48 months. The trademark's "Territory" is for the United States, excluding one branch of the U.S. government, and may be used outside of the United States with approval by Boston Children's Hospital. If the eligible sales, as defined in the license agreement, exceed $2,000,000 in the initial 48-month period; the term is automatically extended for an additional 48-month period. If the eligible sales exceed $2,000,000 in the additional 48-month period, the exclusive trademark license will be extended until such time as the license agreement is terminated or the license becomes non-exclusive as provided in the license agreement. If at the end of the initial 48-month period or at the end of the second 48-month period eligible sales are less than $2,000,000, the trademark license shall automatically revert to a non-exclusive license, and may continue in full force and effect until such time as the license agreement is terminated by either party as provided in the license agreement. Termination by Boston Children's Hospital is allowable in defined cases of non-performance by the Company, or bankruptcy or dissolution of the Company.

Governmental/Regulatory Approval and Compliance
The Company is subject to and affected by laws and regulations of U.S. federal, state and local governmental authorities where we currently conduct our business. These laws and regulations are subject to change.

Litigation
None

Other
The Company's principal address is 161 Worcester Road, Suite 402, Framingham, MA 01701.
The Company conducts business in Massachusetts.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors
The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name
Nancy Spector, MD

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Board Member - April 2016 to current.

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Executive Leadership in Academic Medicine (ELAM) - Executive Director - November 2017 to current.
Drexel University College of Medicine - Associate Dean of Faculty Development - November 2015 to current.
Drexel University College of Medicine - Professor - January 2010 to current.

Education
Brown University, Bachelor of Arts Biology (General), Providence, RI.
University of Massachusetts Medical School, Doctor of Medicine, Worcester, MA.

Name
Theodore Sectish, MD

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Board Member - April 2016 to current.

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Harvard Medical School - Professor of Pediatrics - 2012 to current.
Boston Children's Hospital - Vice Chair for Education, Department of Medicine - 2012 to current.

Education
Johns Hopkins University, Bachelor of Arts, Human Biology.
Johns Hopkins University, Doctor of Medicine.

Name
Amy Starmer, MD, MPH

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Board Member - April 2016 to current.

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Boston Children's Hospital - Assistant Professor of Pediatrics - February 2014 to current.

Education
Haverford College, Bachelor of Science, Molecular Biology.
University of Chicago - The Pritzker School of Medicine, Doctor of Medicine.
Harvard University, Master of Public Health, Concentration in Clinical Effectiveness.

Name
Christopher Landrigan, MD, MPH

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Board Member - April 2016 to current.

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Boston Children's Hospital - Pediatric Hospitalist, Patient Safety Researcher - June 1995 to current.

Education
Haverford College, Bachelor of Arts, English.
Icahn School of Medicine at Mount Sinai, Doctor of Medicine.
Harvard T.H. Chan School of Public Health, Master of Public Health.

Name
Timothy O'Shea

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Vice President, Business Development - April 2016 to current.

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
I-PASS Patient Safety Institute, Inc. - Vice President, Business Development - April 2016 to current.
SCA Corp - Health Care Industry Consultant - 2012 to current.

Education
University of Detroit Mercy, Bachelor of Arts, History.

Name
William Floyd

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Chief Executive Officer - April 2016 to current. President of the Company.

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
I-PASS Patient Safety Institute, Inc. - Chief Executive Officer - April 2016 to present.
CSA Medical Inc. - Chief Executive Officer - November 2010 to June 2015.

Education
University of Vermont, Bachelor of Science, Animal Sciences.

Name
Zac Zeitlin

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Board Member - November 2016 to current.

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
New Ground Ventures, Managing Partner - September 2013 to current.

Education
The University of Texas at Austin, Bachelor of Business Administration, Finance/Business Honors Program

Officers
The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name
Scott Pitt, CPA

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Chief Financial Officer - April 2016 to present. Secretary and Treasurer of the Company.

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
I-PASS Patient Safety Institute, Inc. - Chief Financial Officer - April 2016 to current.
Sonoron Financial Group LLC - Provider of Management Advisory Services - January 2016 to December 2016.
480 Biomedical, Inc. - Chief Financial Officer - January 2013 to December 2015.

Education
Bentley College, Bachelor of Science in Accountancy.

Name
William Floyd

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Chief Executive Officer - April 2016 to current. President of the Company.

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
I-PASS Patient Safety Institute, Inc. - Chief Executive Officer - April 2016 to present.
CSA Medical Inc. - Chief Executive Officer - November 2010 to June 2015.

Education
University of Vermont, Bachelor of Science, Animal Sciences.

Indemnification
Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees
The Company currently has 3 employees in Massachusetts.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Series A Seed Preferred Stock
Amount outstanding	182,431
Voting Rights	Each shareholder of Series A Seed Preferred Stock is entitled to a vote along with holders of common stock, based on the number of shares into which the Series A Seed Preferred Stock is convertible. Certain matters require a vote of the combined total shareholders who hold shares with voting rights, and certain matters require the affirmative vote of both the total shareholders who hold shares with voting rights, on an as converted basis, and also require the vote of the Series A Seed Preferred Stockholders.
Other Rights	Dividends. The holders of Series A Seed Preferred Stock are entitled to dividends along with the holders of the Series B Seed Preferred Shares, pari passu, when and if declared by the Company's Board of Directors. As of the date of this Offering Memorandum, the Board of Directors has not declared any dividends. Liquidation Preference. In the event of any voluntary or involuntary liquidation of the Company, the holders of Series A Seed Preferred Stock, along with the holders of the Series B Seed Preferred Shares, pari passu, shall be entitled to be paid out the net assets of the Company, up to the liquidation preference, before any payment shall be made to the holders of common stock. The remaining assets, if any, shall be then distributed to all shareholders of the Company, based on the number of shares of common stock that are outstanding, or would be outstanding had the Preferred Stock converted into common stock. The aggregate liquidation preference of the Series A Seed Preferred Stock outstanding is $1,584,981 as of March 31, 2018. Conversion. The Series A Seed Preferred Stock is convertible into common stock, automatically upon an initial public offering of the Company's common stock, or upon the change of control of the Company at the conversion rate then in effect, which is currently one share of common stock for each share of preferred stock. Transferability. The shares of Series A Seed Preferred Stock are transferable subject, other than in defined circumstances such as when shares are transferred into a trust or similar reason, to a right of first refusal of the Company, certain holders of Common Stock and the other holders of Series A Seed Preferred Stock. Additionally, certain holders of Common Stock and the other holders of Series A Preferred Stock shall have right of co-sale with respect to such transfers. The shares of Series A Seed Preferred Stock are subject to a drag along in the event of a sale of the Company. Redemption. The Series A Seed Preferred Stock is not redeemable. Information Rights. The Series A Seed Preferred Stockholders are entitled to receive limited information from the Company, including a semi-annual report on the business and financial results.

Type of security	Series B Seed Preferred Stock
Amount outstanding	16,611
Voting Rights	Each shareholder of Series B Seed Preferred Stock has no voting rights.
Other Rights	Dividends. The holders of Series B Seed Preferred Stock are entitled to dividends along with the holders of the Series A Seed Preferred Shares, pari passu, when and if declared by the Company's Board of Directors. As of the date of this Offering Memorandum, the Board of Directors has not declared any dividends. Liquidation Preference. In the event of any voluntary or involuntary liquidation of the Company, the holders of Series B Seed Preferred Stock, along with the holders of the Series A Seed Preferred Shares, pari passu, shall be entitled to be paid out the net assets of the Company, up to the liquidation preference, before any payment shall be made to the holders of common stock. The remaining assets, if any, shall be then distributed to all shareholders of the Company, based on the number of shares of common stock that are outstanding, or would be outstanding had the Preferred Stock converted into common stock. The aggregate liquidation preference of the Series B Seed Preferred Stock outstanding is $142,042 as of March 31, 2018. Conversion. The Series B Seed Preferred Stock is convertible into common stock, automatically upon an initial public offering of the Company's common stock, or upon the change of control of the Company at the conversion rate then in effect, which is currently one share of common stock for each share of preferred stock. Transferability. The shares of Series B Seed Preferred Stock are not transferable other than in defined circumstances such as when shares are transferred into a trust or similar reason. Redemption. The Series B Seed Preferred Stock is not redeemable. Information Rights. The Series B Seed Preferred Stockholders are entitled to receive limited information from the Company, including a semi-annual report on the business and financial results.

Type of security	Common Stock
Amount outstanding	864,272
Voting Rights	1 vote per share of Common Stock.

Type of security	Options to purchase Common Stock
Amount Reserved for Grant	70,000
Voting Rights	None until exercised at which point the stock options will be entitled to rights of the Common Stock.
Vesting	Stock options are exercisable into Common Stock once they have vested in accordance with terms of the Company's Stock Option Plan and individual agreements pursuant to that plan.
Other	The Board of Directors is authorized to issue up to 70,000 stock options. As of March 31, 2018, 34,250 options were issued and outstanding.

The Company has no debt outstanding.

The Company has conducted the following prior Securities offerings in the past three years:

Security Type	Number Sold	Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
Preferred Stock	175,415	$1,500,000	General Operations	January 2017	Rule 506(b)
Preferred Stock	8,770	$75,000	General Operations	February 2018	Rule 506(b)
Preferred Stock	17,780	$149,055	General Operations	February 2018	Regulation CF
Convertible Notes		$397,494	General Operations	October 2016	Section 4(a)(2)

Ownership

As of March 31, 2018, I-PASS EC Holdings, LLC owns either on its own, or through beneficial ownership, 58.44% of the Company's outstanding shares, including 600,000 Shares of Common Stock, 11,685 Shares of Series A Seed Preferred Stock and 1,243 shares of Series B Seed Preferred Stock. I-Pass EC Holdings, LLC was established to hold shares in the Company. 600,000 shares of Common Stock of the Company was issued to I-PASS EC Holdings, LLC in connection with the incorporation of the Company. The membership interests in I-PASS EC Holdings, LLC are held by, or controlled by, certain of the Company's founders: Chris Landrigan, Nancy Spector, Amy Starmer, Theodore Sectish, Dan West and Raj Srivastava. Certain of these individuals and their immediate family members own an additional 11,685 shares of Series A Seed Preferred Stock which were purchased on the same terms as other purchasers of Series A Seed Preferred Stock between November 2016 and January 2017. Additionally, certain of these individuals and their immediate family members own additional 1,243 shares of Series B Seed Preferred Stock which were purchased on the same terms as other purchasers of Series B Seed Preferred Stock in February 2018, and which do not include voting rights. None of the individuals has more than 20% of the voting power of the Company.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned
I-PASS EC HOLDINGS, LLC	58.44%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our results of operations and liquidity and capital resources together with our financial statements and the related notes and other financial information included elsewhere in this annual report. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Operations

_____

We began recognizing revenue at the end of the first quarter of 2017, upon the commercial release of our products offerings, and had not recognized revenue before that point. In 2017, we recognized revenue of $232,804, which is recognized ratably over the period of time in which the services are provided to our customers.

Our cost of goods sold in 2017 were $152,547, which represented 66% of revenue. These costs are primarily composed of salaries and related costs to support customer engagements, as well as fees to maintain and host our products, as well as royalties to Boston Children's Hospital under our I-PASS trademark license. We anticipate that the cost of sales as a percentage of revenue will decrease in the future as our customer sales expand and we gain leverage on certain costs.

Research and development costs in 2017 were $260,657, as compared to $348,240 in the period ended December 31, 2016. These costs are composed of fees to staff salaries, external fees to partners who support the development of our platform and content, as well as an allocation of facility and related costs. In 2017, we had reduced research and development expenses as we had completed the majority of the development for the initial release of our products in 2016. Our expenses in 2017 reflect the finalization of the initial releases of our products, as well as ongoing development of features, functionality and enhanced content of our products.

Sales and marketing costs in 2017 were $563,488, as compared to $187,590 in the period ended December 31, 2016. Our sales and marketing costs are attributed to salaries for sales personnel, costs incurred for branding and messaging associated with our company and products, and our participation in tradeshows and conferences, as well as an allocation of facility and related costs. Our sales and marketing costs increased in 2017 as we had a full year of costs, and we expanded our efforts engaging with customers once our products were in commercial release in the first quarter of 2017, and we additionally incurred costs for various marketing initiatives.

General and administrative costs in 2017 were $228,535, as compared to $128,929 in the period ended December 31, 2016. Our general and administrative costs in 2017 were attributed to salaries and related costs, legal and other consultants, as well as an allocation of our facility and related costs.

Liquidity and Capital Resources

To date, the Company has been financed with approximately $1,724,000 in equity funding, including the $224,039 raised after December 31, 2017. As of December 31, 2017, we had cash on hand of $133,747 and accounts receivable of $5,000. Augmenting those amounts, to date in 2018 we sold shares of Preferred Stock for $224,039 in gross proceeds and have signed additional customer contracts that include additional billings in 2018. We will likely require additional financing in order to perform operations and execute our business strategy. Although additional capital may be available to us, there is no guarantee that we will receive any additional investments from investors.

Capital Expenditures and Other Obligations
The Company does not intend to make any material capital expenditures in the future.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:

Securities

Related Person/Entity	I-PASS EC Holdings, LLC (including Chris Landrigan, Nancy Spector, Amy Starmer, Theodore Sectish, Dan West and Raj Srivastava).
Relationship to the Company	Founders & Majority Owners.
Total amount of money involved	$102,000
Benefits or compensation received by related person	600,000 shares of Common Stock.
Benefits or compensation received by Company	Services and Other Consideration.
Description of the transaction	On June 9, 2016 the Company issued 600,000 shares of common stock to a I-PASS Holdings EC, LLC, for services and other consideration rendered to the Company. I-PASS holdings EC, LLC is owned by the six founders of the Company: Chris Landrigan, Nancy Spector, Amy Starmer, Theodore Sectish, Dan West and Raj Srivistava. The value of the shares at the date of the issuance was $0.17 per share and the total expense recognized was $102,000.

Related Person/Entity	William Floyd, Timothy O'Shea, Scott Pitt
Relationship to the Company	Senior Management.
Total amount of money involved	$35,700
Benefits or compensation received by related person	210,000 shares of common stock of the Company.
Benefits or compensation received by Company	Services to the Company.
Description of the transaction	On June 9, 2016 through June 28, 2016 the Company entered into Restricted Stock Agreements (RSAs) with William Floyd, Tim O'Shea and Scott Pitt for the issuance of a total of 210,000 shares of common stock. Each RSA contains restrictions on the transfer of the shares of common stock, such that the shares vest ratably during 2016 to 2018. These shares were valued at a price of $0.17, which was the per share value at the Issuance Dates. The RSAs contain repurchase options whereby if the employee or consultant relationship with the Company terminates for any reason, the Company will repurchase any unvested shares at the original price per share paid by the employee for such shares.

Related Person/Entity	Various officers, directors and founders, or their family members.
Relationship to the Company	See description of the transaction below.
Total amount of money involved	$989,499
Benefits or compensation received by related person	Shares of Series A Seed Preferred Stock of the Company.
Benefits or compensation received by Company	Cash proceeds from the sale of stock.
Description of the transaction	On various dates between July 1, 2016 and January 20, 2017, certain of our officers, directors and founders, or their family members, purchased convertible notes that were converted to Series A Seed Preferred Stock, or purchased Series A Seed Preferred Stock directly. The terms of these purchases of the convertible notes or Series A Seed Preferred Stock were the same terms offered to third parties who purchased convertible notes and Series A Seed Preferred Stock. These purchases of Series A Seed Preferred Stock, plus the conversion of the convertible notes and accrued interest, represent a

	combined 115,716 shares of Series A Seed Preferred Stock, or 66.9% of the total 175,415 shares of Series A Seed Preferred Stock that were issued from November 2016 to January 2017.

Related Person/Entity	Various officers, directors and founders, or their family members.
Relationship to the Company	See description of the transaction below.
Total amount of money involved	$17,615
Benefits or compensation received by related person	Shares of Series B Seed Preferred Stock of the Company.
Benefits or compensation received by Company	Cash proceeds from the sale of stock.
Description of the transaction	Certain of our officers, directors and founders, or their family members, purchased Series B Seed Preferred Stock through our crowdfunding offering that was completed through the Wefunder crowdfunding portal in February 2018, on the identical terms as all other purchasers of our Series B Seed Preferred Stock purchased shares. The total purchased by our officers, directors, founders or their family members represented 2,060 shares for a purchase price of $17,615.

OTHER INFORMATION

The Company has not failed to comply with the ongoing reporting requirements of Regulation CF § 227.202 in the past.

Bad Actor Disclosure

None

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/William Floyd
_____
(Signature)

William Floyd
_____
(Name)

Chief Executive Officer
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/Scott Pitt, CPA
_____
(Signature)

Scott Pitt, CPA
_____
(Name)

Chief Financial Officer
_____
(Title)

April 25, 2018
_____
(Date)

Instructions.

1.	The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.	The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBITS
Exhibit A   Financial Statements

EXHIBIT A

Financial Statements